August 7, 2009

Christine Koenemann
President and Chief Financial Officer
Westbridge Research Group
1260 Avenida Chelsea
Vista, California 92081

> RE: Westbridge Research Group
> Form 10-KSB for the fiscal year ended November 30, 2008
>
> **File No. 002-92261**

Dear Ms. Koenemann:

We have reviewed your response letter dated June 29, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended November 30, 2008

Item 8A. Controls and Procedures

1.  We note your response to our prior comment 1 and your proposed revised disclosure to Item 8A, include therewith, which will be included in an amendment to Form 10-KSB.  In this regard, we note that management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year.  In our letter dated June 3, 2009, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  The definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.  In light of these facts, please also amend the 10-KSB filed on March 13, 2009 to disclose your Chief Executive officer's and Chief Financial officer's revised conclusion on the effectiveness of your disclosure controls and procedures (i.e. disclosure control and procedures were not effective as of the end of the fiscal year).

Financial Statements

Consolidated Statement of Cash Flows, page F-6

2.  We note your response to our prior comment 3.  Please also revise your financial statements for the fiscal year ended November 30, 2008 in an amendment to Form 10-KSB, to include your proposed revisions and footnotes as more fully described in your response to our prior comment 3.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Christine Koenemann, President, and Chief Financial Officer
(760) 599-6965